CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2020 AND 2019
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 2

SSR Mining Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	June 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents		$461,716	$503,647
Trade and other receivables		41,483	87,306
Marketable securities	12	9,411	66,453
Inventories	4	233,457	237,570
Other		61	4,686
		746,128	899,662
Non-current assets
Mineral properties, plant and equipment	5	810,183	769,462
Deferred income tax assets		60	63
Goodwill		49,786	49,786
Other		28,537	31,134
Total assets		$1,634,694	$1,750,107

Current liabilities
Accounts payable and accrued liabilities		$80,745	$111,125
Reclamation and closure cost provision	5	2,519	8,766
Current portion of debt	6	—	114,280
		83,264	234,171
Non-current liabilities
Deferred income tax liabilities		121,056	127,815
Reclamation and closure cost provision	5	91,658	75,469
Debt	6	173,639	169,769
Other		8,383	8,929
Total liabilities		478,000	616,153

Shareholders' equity
Share capital		1,086,959	1,083,766
Other reserves		22,688	19,762
Equity component of convertible notes	6	106,425	106,425
Deficit		(59,378)	(75,999)
Total equity		1,156,694	1,133,954
Total liabilities and equity		$1,634,694	$1,750,107
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on August 6, 2020.

"Beverlee F. Park"	"Paul Benson"
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 3

SSR Mining Inc.
Condensed Consolidated Interim Statements of (Loss) Income
(Expressed in thousands of United States dollars, except for per share amounts)
(Unaudited)

	Note	Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Revenue	8	$92,485	$155,149	$256,948	$281,399
Cost of sales
Production costs		(47,180)	(95,150)	(138,225)	(166,016)
Depletion and depreciation		(11,128)	(30,172)	(39,763)	(55,319)
		(58,308)	(125,322)	(177,988)	(221,335)
Income from mine operations		34,177	29,827	78,960	60,064
General and administrative expenses		(13,151)	(6,214)	(15,476)	(13,085)
Exploration, evaluation and reclamation expenses		(3,605)	(4,022)	(9,967)	(7,760)
Care and maintenance expenses	11	(19,727)	—	(21,057)	—
Transaction and integration expenses		(2,805)	—	(2,805)	—
Operating (loss) income		(5,111)	19,591	29,655	39,219
Interest and other finance income		938	1,344	3,335	6,247
Interest expense and other finance costs		(5,044)	(7,194)	(12,010)	(15,839)
Loss on redemption of convertible debt	6	—	—	—	(5,423)
Other income (expense)		969	(3,209)	(411)	(2,612)
Foreign exchange (loss) gain		(301)	2,571	857	408
(Loss) income before income taxes		(8,549)	13,103	21,426	22,000
Income tax recovery (expense)		2,273	(689)	(3,726)	(3,854)
Net (loss) income		$(6,276)	$12,414	$17,700	$18,146
Attributable to:
Equity holders of SSR Mining		$(6,276)	$10,631	$17,700	$17,095
Non-controlling interest	7	—	1,783	—	1,051

Net (loss) income per share attributable to equity holders of SSR Mining
Basic	9	$(0.05)	$0.09	$0.14	$0.14
Diluted	9	$(0.05)	$0.09	$0.14	$0.14
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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SSR Mining Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net (loss) income	$(6,276)	$12,414	$17,700	$18,146
Other comprehensive income
Items that will not be reclassified to net income:
Gain on marketable securities, net of tax expense of ($3,273), ($725), ($891) and ($1,135)	19,457	4,665	5,960	7,304
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivatives, net of tax recovery (expense) of ($1,067), ($27), $1,565 and ($504)	1,509	31	(7,770)	1,629
Realized loss on derivatives reclassified to net income	1,918	—	2,139	—
Total other comprehensive income	22,884	4,696	329	8,933
Total comprehensive income	$16,608	$17,110	$18,029	$27,079
Attributable to:
Equity holders of SSR Mining	$16,608	$15,327	$18,029	$26,028
Non-controlling interest	—	1,783	—	1,051
Total comprehensive income	$16,608	$17,110	$18,029	$27,079
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 5

SSR Mining Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(Expressed in thousands of United States dollars)
(Unaudited)

		Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
	Note	Shares (000's)	Amount
Balance, January 1, 2019		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976
Exercise of stock options		632	4,965	(682)	—	—	4,283	—	4,283
Equity-settled share-based compensation	10	—	—	1,210	—	—	1,210	—	1,210
Transfer of equity-settled Performance Share Units		—	—	1,284	—	—	1,284		1,284
Equity value of debt issued		—	—	—	42,975	—	42,975		42,975
Equity value of convertible debt redeemed		—	—	—	(4,825)	—	(4,825)		(4,825)
Revaluation of reserve		—	—	22	—	—	22		22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income for the period		—	—	8,933	—	17,095	26,028	1,051	27,079
Balance, June 30, 2019		121,372	$1,060,382	$(5,536)	$106,497	$(116,219)	$1,045,124	$36,590	$1,081,714

Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Exercise of stock options and settlement of RSUs		241	3,187	(924)	—	—	2,263	—	2,263
Equity-settled share-based compensation	10	—	—	2,475	—	—	2,475	—	2,475
Equity value of convertible debt redeemed	6	—	6	—	—	—	6	—	6
Other		—		1,046	—	(1,079)	(33)	—	(33)
Total comprehensive income for the period		—	—	329	—	17,700	18,029	—	18,029
Balance, June 30, 2020		123,325	$1,086,959	$22,688	$106,425	$(59,378)	$1,156,694	$—	$1,156,694
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 6

SSR Mining Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
Cash flows from operating activities
Net (loss) income for the period		(6,276)	$12,414	$17,700	$18,146
Adjustments for:
Depreciation and depletion		11,295	29,355	40,101	55,153
Interest and other finance income		(938)	(1,344)	(3,335)	(6,247)
Interest expense		4,713	6,829	11,152	15,138
Income tax (recovery) expense		(2,273)	689	3,726	3,854
Non-cash foreign exchange loss (gain)		397	(1,087)	(909)	(1,570)
Loss on redemption of convertible debt	6	—	—	—	5,423
Other	13	2,685	3,629	17,249	3,161
Net changes in non-cash working capital items	13	20,398	(11,379)	20,942	(38,756)
Cash generated by operating activities before interest and taxes		30,001	39,106	106,626	54,302
Moratorium paid		(792)	(1,039)	(1,626)	(2,130)
Interest paid		(324)	(867)	(5,788)	(6,083)
Income taxes paid		(7,117)	(3,833)	(17,867)	(13,025)
Cash generated by operating activities		21,768	33,367	81,345	33,064
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(27,189)	(48,263)	(81,092)	(83,473)
Purchase of marketable securities		(19,403)	—	(29,550)	—
Net proceeds from sale of marketable securities		83,842	291	95,897	1,238
Loan to joint venture partner		—	—	—	(1,967)
Interest received		961	2,972	2,744	5,684
Other		933	45	1,784	(199)
Cash generated by (used in) investing activities		39,144	(44,955)	(10,217)	(78,717)
Cash flows from financing activities
Proceeds from exercise of stock options		801	1,221	2,188	4,269
Funding from non-controlling interest		—	—	—	3,710
Redemption of convertible notes	6	—	—	(114,994)	(152,250)
Issuance of convertible notes	6	—	—	—	230,000
Convertible notes issuance costs	6	—	—	—	(7,067)
Lease payments		(219)	(430)	(595)	(430)
Cash generated by (used in) financing activities		582	791	(113,401)	78,232
Effect of foreign exchange rate changes on cash and cash equivalents		1,783	1,606	342	369
Increase (decrease) in cash and cash equivalents		63,277	(9,191)	(41,931)	32,948
Cash and cash equivalents, beginning of period		398,439	461,351	503,647	419,212
Cash and cash equivalents, end of period		$461,716	$452,160	$461,716	$452,160

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 7

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our", the "Company", or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the Nasdaq Global Select Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our head office is at Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

Significant developments in the current reporting period

A.Proposed Acquisition of Alacer Gold Corp.

On May 10, 2020, we entered into an arrangement agreement with Alacer Gold Corp. (“Alacer”) under which we will acquire all of the outstanding common shares of Alacer (the “Proposed Transaction”). Under the terms of the Proposed Transaction, we will acquire each Alacer share for 0.3246 of an SSR Mining share. The Proposed Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporation Act (Yukon). The terms of the Proposed Transaction include customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $70 million reciprocal termination fee payable under certain circumstances.

On July 10, 2020, each of SSR Mining and Alacer received the required shareholder approvals for the Transaction and on July 17, 2020, Alacer obtained a final order from the Supreme Court of Yukon approving the Transaction. Completion of the Transaction, expected to occur in the third quarter of 2020, is subject to the receipt of certain regulatory approvals and satisfaction of other customary closing conditions.

B. COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 ("COVID-19") a pandemic. During the current interim financial reporting period, the COVID-19 pandemic negatively impacted global economic and financial markets. The COVID-19 pandemic continues to pose challenges to various industries, including mining, and businesses continue to face operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the suspensions at Puna Operations and the Seabee Gold Operation, we continued to perform care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of (loss) income.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
At Puna Operations, we commenced our phased restart of production, starting with the re-activation of the transport of ore in May 2020, followed by the processing of stockpiled ore and ramp up of mining activities at the Chinchillas mine in June 2020. The Seabee Gold Operation re-commenced underground development in late May and production mining in late June. A restart of milling operations at the Seabee Gold Operation is scheduled for early August. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

Although the COVID-19 pandemic has adversely impacted production and operating income in the short term, we continue to monitor the situation closely and execute on our operating plans, consistent with guidelines and regulations in place where our mines are located. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our operations could be impacted again. These factors may impact, among other things, our operating plan, production, liquidity, cash flows and valuation of our long-lived assets.

2.BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

These statements were authorized for issue by our Board of Directors on August 6, 2020.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

3.SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2020 are consistent with those applied and disclosed in Note 3 to our audited consolidated financial statements for the year ended December 31, 2019.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

4.INVENTORIES

	June 30, 2020	December 31, 2019
Finished goods	$16,159	$14,141
Stockpiled ore	12,791	18,155
Leach pad inventory	157,246	171,768
Materials and supplies	48,807	35,354
	235,003	239,418
Non-current materials and supplies	(1,546)	(1,848)
	$233,457	$237,570

As at June 30, 2020, we have recognized a provision of $3.4 million (December 31, 2019 - $3.3 million) for obsolete materials and supplies inventory.

For the three and six months ended June 30, 2020, we recognized write-downs of stockpiled ore inventories to net realizable value of $0.1 million and $8.6 million, respectively (three and six months ended June 30, 2019 of $0.5 million and $0.6 million, respectively).

5.MINERAL PROPERTIES, PLANT AND EQUIPMENT

	June 30, 2020
	Plant and equipment	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$691,576	$539,378	$80,296	$127,141	$1,438,391
Additions	42,069	30,979	1,235	—	74,283
Disposals/removal of fully depreciated assets	(6,195)	(24,449)	—	—	(30,644)
Change in reclamation and closure cost provision (1)	—	6,876	—	3,580	10,456
Transfers	(2,837)	6,385	(3,550)	2	—
Balance, end of period	724,613	559,169	77,981	130,723	1,492,486

Accumulated depreciation and depletion
Balance, beginning of year	(375,398)	(293,531)	—	—	(668,929)
Depreciation and depletion	(25,237)	(16,864)	—	—	(42,101)
Disposals/removal of fully depreciated assets	4,227	24,500	—	—	28,727
Balance, end of period	(396,408)	(285,895)	—	—	(682,303)
Net book value at June 30, 2020	$328,205	$273,274	$77,981	$130,723	$810,183

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
5.MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

	December 31, 2019
	Plant and equipment	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$621,882	$463,548	$101,990	$91,228	$1,278,648
Additions	82,151	42,373	7,145	35,275	166,944
Disposals	(12,457)	(2,962)	—	(434)	(15,853)
Change in reclamation and closure cost provision	—	7,580	—	1,072	8,652
Transfers	—	28,839	(28,839)	—	—
Balance, end of year	691,576	539,378	80,296	127,141	1,438,391

Accumulated depreciation and depletion
Balance, beginning of year	(338,153)	(239,320)	—	—	(577,473)
Depreciation and depletion	(48,226)	(55,783)	—	—	(104,009)
Disposals	10,981	1,572			12,553
Balance, end of year	(375,398)	(293,531)	—	—	(668,929)
Net book value at December 31, 2019	$316,178	$245,847	$80,296	$127,141	$769,462

(1)The increases in the reclamation asset and the associated reclamation and closure cost provision in Mineral properties subject to depletion and Exploration and evaluation assets as at June 30, 2020 were primarily due to a decrease in the discount rate used to measure the provision for the Marigold mine and the related exploration properties.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 11

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
6.DEBT

	June 30, 2020	December 31, 2019
2013 Notes	$—	$114,280
2019 Notes	173,639	169,769
Total carrying amount of convertible debt	173,639	284,049
Less: current portion of debt	$—	$(114,280)
Non-current portion of debt outstanding	$173,639	$169,769

On March 19, 2019, we repurchased $150,000,000 of our 2.875% senior convertible notes due 2033 (the "2013 Notes") for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recognized in the consolidated statements of income along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity.
Holders of our 2.875% 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon (the "2013 Indenture") any time before January 31, 2020. As of the expiry of the Put Option on January 31, 2020, at the discretion of the holders, $49,000 aggregate principal amount of the 2013 Notes were put to us to be redeemed, and $4,000 of debt was converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the 2013 Indenture. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes.
On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes, consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000, in exchange for payment of cash of $115,487,000 and equity of $2,000.

On March 19, 2019, we issued $230,000,000 of 2.50% convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,932,000 after payment of commissions and expenses related to the offering of $7,067,000. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.
Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 12

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
6.DEBT (continued)

The proceeds of the 2019 Notes were bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual amount of $44,766,000 ($60,635,000 less deferred tax liability of $15,869,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.

The transaction costs of the issuance of the 2019 Notes of $7,068,000 were allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

The table below provides a summary of changes in the debt balance:

	June 30, 2020	December 31, 2019
Balance, beginning of period	$286,852	$250,729
Accretion of discount	4,590	14,320
Interest accrued	3,714	8,729
Interest paid	(5,070)	(9,104)
Redemption of 2013 Notes	(114,994)	(141,982)
Redemption of 2013 Notes - converted to equity	(6)	—
Issuance of 2019 Notes	—	164,160
Balance, end of period	175,086	286,852
Accrued interest outstanding	(1,447)	(2,803)
Carrying value of Notes outstanding	$173,639	$284,049

Classified as:
Current	$—	$114,280
Non-current	173,639	169,769
	$173,639	$284,049

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017, we extended the maturity of our Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25,000,000 accordion feature. On June 3, 2020, we amended our existing credit agreement to extend the maturity of our Credit Facility to June 8, 2021. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio along with a utilization fee.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 13

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
7.ACQUISITION OF NON-CONTROLLING INTEREST

On September 18, 2019, we acquired the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling $32,364,000, consisting of $2,261,000 of cash, the extinguishment of the loan to Golden Arrow and related interest of $11,369,000, the issuance of $18,218,000 of our common shares, and the transfer of shares in Golden Arrow we owned, with a fair value of $516,000, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the non-controlling interest of $33,981,000 in Puna Operations recognized prior to the acquisition was adjusted to nil in our condensed consolidated interim statements of financial position. Further, the difference of $1,617,000 between the carrying value of the non-controlling interest in Puna Operations at the time of acquisition and the fair value of the consideration paid by us to Golden Arrow of $32,364,000 was recognized in equity. In addition, transaction costs we incurred in connection with the transaction of $154,000 were recognized as a reduction of equity.

8.REVENUE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Gold bullion and doré sales	$79,786	$110,214	$216,564	$218,908
Concentrate sales	9,659	45,274	45,282	62,461
Other (1)	3,040	(339)	(4,898)	30
	$92,485	$155,149	$256,948	$281,399

(1)Other revenue includes the impact of changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 14

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
9.(LOSS) INCOME PER SHARE

The calculations of basic and diluted (loss) income per share are based on the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net (loss) income	$(6,276)	$12,414	$17,700	$18,146
Net income attributable to non-controlling interest	—	1,783	—	1,051
Net (loss) income used in the calculation of diluted net income per share	(6,276)	10,631	17,700	17,095

Weighted average number of common shares issued (thousands)	123,275	121,247	123,252	121,136
Adjustments for dilutive instruments:
Stock options (thousands)	—	764	772	828
Performance share units (thousands)	—	—	571	—
Diluted weighted average number of shares outstanding (thousands)	123,275	122,011	124,595	121,964

Basic net (loss) income per share attributable to equity holders of SSR Mining	$(0.05)	0.09	$0.14	0.14
Diluted net (loss) income per share attributable to equity holders of SSR Mining	$(0.05)	0.09	$0.14	0.14

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 15

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
10.SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2020 and 2019 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Equity-settled
Production costs	$56	$13	$124	$48
General and administrative expenses	1,189	733	2,334	1,149
Exploration, evaluation and reclamation expenses	7	4	17	13
Cash-settled
Production costs	386	316	656	502
General and administrative expenses	8,178	1,137	3,464	2,915
Exploration, evaluation and reclamation expenses	123	(40)	86	7
	$9,939	$2,163	$6,681	$4,634

Under our 2017 Share Compensation Plan and our 2020 Share Compensation Plan, we have the option to settle vested performance share units ("PSUs") in either cash or common shares. On February 22, 2019 our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in our common shares. Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability. As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1,764,000 ($1,284,000 net of tax) was transferred to the share-based compensation reserve of shareholders’ equity. The unrecognized portion of $4,652,000 relating to these PSUs are being amortized over the remaining vesting periods.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 16

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
11.OPERATING SEGMENTS

Operating results of operating segments are reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. We consider each individual operating mine site as a reportable operating segment for financial reporting purposes. In addition, exploration and evaluation and development projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

The following is a summary of the reported amounts of income (loss) from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2020	Marigold mine	Seabee Gold Operation	Puna Operations (3)	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	$79,786	$—	$12,699	$—	$—	$92,485
Production costs	(40,023)	—	(7,157)	—	—	(47,180)
Depreciation and depletion	(9,502)	—	(1,626)	—	—	(11,128)
Cost of sales	(49,525)	—	(8,783)	—	—	(58,308)
Income from mine operations	$30,261	$—	$3,916	$—	$—	$34,177

Exploration, evaluation and reclamation expenses	(350)	(475)	(5)	(2,739)	(36)	(3,605)
Care and maintenance expenses (2)	—	(11,047)	(8,680)	—	—	(19,727)
Operating income (loss)	29,464	(11,638)	(4,921)	(2,739)	(15,277)	(5,111)
Income (loss) before income taxes	$27,729	$(11,948)	$(4,208)	$(2,013)	$(18,109)	$(8,549)
As at June 30, 2020
Total assets	$562,593	$425,208	$214,223	$124,377	$308,293	$1,634,694
Non-current assets	286,901	314,895	146,165	123,305	17,300	888,566
Total liabilities	(112,845)	(86,210)	(44,987)	(24,365)	(209,593)	(478,000)

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 17

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
11. OPERATING SEGMENTS (continued)

Three months ended June 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	$78,039	$32,237	$44,873	$—	$—	$155,149
Production costs	(49,767)	(12,714)	(32,669)	—	—	(95,150)
Depreciation and depletion	(14,333)	(7,761)	(8,078)	—	—	(30,172)
Cost of sales	(64,100)	(20,475)	(40,747)	—	—	(125,322)
Income from mine operations	$13,939	$11,762	$4,126	$—	$—	$29,827

Exploration, evaluation and reclamation expenses	(381)	(2,266)	(65)	(1,408)	98	(4,022)
Operating income (loss)	11,979	8,765	5,991	(1,724)	(5,420)	19,591
Income (loss) before income taxes	15,207	9,390	2,832	(1,636)	(12,690)	13,103
As at June 30, 2019
Total assets	$471,340	$458,773	$259,109	$117,403	$343,597	$1,650,222
Non-current assets	234,515	314,536	159,855	115,266	28,040	852,212
Total liabilities	(93,812)	(95,164)	(65,228)	(6,314)	(307,990)	(568,508)

Six months ended June 30, 2020	Marigold mine	Seabee Gold Operation	Puna Operations (3)	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	171,867	44,697	40,384	—	—	$256,948
Production costs	(87,794)	(15,048)	(35,383)	—	—	(138,225)
Depreciation and depletion	(21,355)	(9,918)	(8,490)	—	—	(39,763)
Cost of sales	(109,149)	(24,966)	(43,873)	—	—	(177,988)
Income (loss) from mine operations	$62,718	$19,731	$(3,489)	$—	$—	$78,960

Exploration, evaluation and reclamation expenses	(1,082)	(2,912)	(155)	(5,520)	(298)	(9,967)
Care and maintenance expenses (2)	—	(11,047)	(10,010)	—	—	(21,057)
Operating income (loss)	61,174	5,656	(14,013)	(5,522)	(17,640)	29,655
Income (loss) before income taxes	60,085	6,892	(17,473)	(5,210)	(22,868)	$21,426

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 18

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
11. OPERATING SEGMENTS (continued)

Six months ended June 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	$150,302	$68,668	$62,429	$—	$—	$281,399
Production costs	(94,759)	(25,761)	(45,496)	—	—	(166,016)
Depreciation and depletion	(28,623)	(17,473)	(9,223)	—	—	(55,319)
Cost of sales	(123,382)	(43,234)	(54,719)	—	—	(221,335)
Income from mine operations	$26,920	$25,434	$7,710	$—	$—	$60,064

Exploration, evaluation and reclamation expenses	(487)	(5,169)	(65)	(2,022)	(17)	(7,760)
Operating income (loss)	23,136	18,781	8,359	(2,022)	(9,035)	39,219
Income (loss) before income taxes	$22,863	$20,061	$2,124	$(934)	$(22,114)	$22,000

(1)Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.
(2)On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation, respectively. From and after such dates, we continued to perform care and maintenance activities and incurred incremental costs as a result (see Note 1). These incremental costs do not relate to producing or selling metal concentrate or gold, and therefore they have been identified and presented separately within operating income (loss).
(3)Cost of sales at Puna Operations for the three and six months ended June 30, 2020 includes a write-down of inventories to net realizable value of $0.1 million and $8.6 million, respectively ($0.5 million and $0.6 million for the three and six months ended June 2019, respectively).

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 19

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
12.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

(a)Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at June 30, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	—	10,971	—	10,971
Marketable securities (A)	9,411	—	—	9,411
Other financial assets	2,454	621	790	3,865
Accrued liabilities	—	(15,921)	—	(15,921)
Derivative liabilities	—	(7,413)	—	(7,413)
	$11,865	$(11,742)	$790	$913

	Fair value at December 31, 2019
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	—	54,164	—	54,164
Marketable securities (A)	66,453	—	—	66,453
Other financial assets	2,339	2,641	647	5,627
Accrued liabilities	—	(19,539)	—	(19,539)
Derivative liabilities	—	—	—	—
	$68,792	$37,266	$647	$106,705
(1)Marketable securities of publicly quoted companies, consisting of fair value through other comprehensive income (FVTOCI) investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.
(2)Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to deferred share units (DSUs), restricted share units (RSUs) and PSUs, and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.
(3)Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 20

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
12.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS (continued)

(A)In May 2020, we completed a transaction to divest 100% of our equity position in SilverCrest. We divested of 9,000,645 common shares at a price of C$10.06 per share for gross proceeds of $64.3 million. Upon divestment, we recognized a pre-tax gain on our investment of $37.8 million in other comprehensive income.

During the six months ended June 30, 2020, no amounts were transferred between Levels.

(b)Fair values of financial assets and liabilities not already measured at fair value

At June 30, 2020, the fair value of our 2013 Notes and 2019 Notes as compared to the carrying amounts were as follows:

		June 30, 2020		December 31, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2013 Notes (1)	1	$—	$—	$(114,280)	$(116,581)
2019 Notes (1)	1	(173,639)	(315,615)	(169,769)	(297,735)
Total convertible notes		$(173,639)	$(315,615)	$(284,049)	$(414,316)

(1)The fair value disclosed for our 2013 Notes and 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The carrying amount of such convertible notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the convertible notes (note 6).

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 21

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
13.SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2020 and 2019 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Trade and other receivables	$21,673	$(27,614)	$33,649	$(41,910)
Inventories	2,274	16,121	1,927	1,445
Accounts payable and accrued liabilities	(3,255)	(1)	(12,210)	1,830
Reclamation and closure cost provision - current	(294)	115	(2,424)	(121)
	$20,398	$(11,379)	$20,942	$(38,756)

Adjustments for non-cash other operating activities during the three and six months ended June 30, 2020 and 2019 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Share-based payments	$1,253	$750	$2,476	$1,210
Loss (gain) or write-down on sale of mineral properties, plant and equipment	845	240	1,567	(467)
Change in fair value of concentrate trade receivables	(3,587)	—	6,042	—
Other	4,174	2,639	7,164	2,418
	$2,685	$3,629	$17,249	$3,161

Non-cash investing and financing transactions during the three and six months ended June 30, 2020 and 2019 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Close down and restoration provision for land acquisition	$—	$(12,990)	$—	$(12,990)
Transfer of share-based payment reserve upon exercise of stock options	(336)	444	(924)	(682)
Transfer of equity-settled PSUs	—	—	—	1,284
	$(336)	$(12,546)	$(924)	$(12,388)

SSR Mining Inc.	Interim Financial Statements Q2 2020 | 22